FORM 3               U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 20(f) of the Investment Company Act of 1949


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1. Name and Address of Reporting Person

Crockford                David                     R.
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   (Last)               (First)                 (Middle)

Discovery Laboratories, Inc., 509 Madison Avenue, 14th Floor
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                                    (Street)

New York                   NY                   10022
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

11/25/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

Discovery Laboratories, Inc. ("Discovery")

DSCO
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

[ ]   Director                             [ ]   10% Owner
[X]   Officer (give title below)           [ ]   Other (specify below)

Vice President - Regulatory Afairs
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6. If Amendment, Date of Original (Month/Day/Year)

12/5/97
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             Table I -- Non-Derivative Securities Beneficially Owned
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
1. Title of Security                  2. Amount of Securities    3. Ownership Form:    4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            Beneficially Owned         Direct (D) or         (Instr.5)
                                         (Instr. 4)                 Indirect (I)
                                                                    (Instr. 5)
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
Common Stock                             38,915(1)                   D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative     2. Date Exercisable      3. Title and Amount of Securities    4. Conver-     5. Ownership   6. Nature of
   Security (Instr. 4)        and Expiration Date      Underlying Derivative Security       sion or        Form of        Indirect
                              (Month/Day/Year)         (Instr. 4)                           Exercise       Derivative     Beneficial
                           ----------------------   ---------------------------------       Price of       Security:      Ownership
                             Date       Expira-     Title                  Amount           Derivative     Direct         (Instr. 5)
                             Exer-      tion                               or               Security       (D) or
                             cisable    Date                               Number                          Indirect
                                                                           of                              (I)
                                                                           Shares                          (Instr.5)
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
Non-Statutory Stock Options  1/1/97(1)  1/1/07      Common Stock           38,915           $0.60          D
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

Explanation of Responses:

(1) This option is exercisable as to 9,729 of the option shares on January 1, 1997. The remaining 29,186 shares of the option are exercisable at a rate of 1/36 per month over a three year period commencing on January 31, 1997. The option expires on January 1, 2007.


/s/ David R. Crockford                                      February 13, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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